                             PEAKSOFT MULTINET CORP.

                FORM 52-109F1 - CERTIFICATION OF INTERIM FILINGS

I, TIMOTHY W. METZ, CEO/DIRECTOR OF PEAKSOFT MULTINET CORP., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PEAKSOFT MULTINET CORP (the issuer) for the period ending 30 JUNE 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

                  (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
                  (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
                  (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: 10 August 2006


"T.W. Metz" (signed)

-----------------------
[Signature] CEO/Director

                FORM 52-109F1 - CERTIFICATION OF INTERIM FILINGS

I, TIMOTHY W. METZ, PRESIDENT & CHIEF EXECUTIVE OFFICER ACTING AS CHIEF FINANCIAL OFFICER OF PEAKSOFT MULTINET CORP., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 CERTIFICATION OF DISCLOSURE IN ISSUERS' ANNUAL AND INTERIM FILINGS) of PEAKSOFT MULTINET CORP (the issuer) for the period ending 30 JUNE 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

                  (d) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared;
                  (e) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and
                  (f) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the interim filings and have caused the issuer to disclose in the interim MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the interim filings based on such evaluation; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: 10 August 2006

"T.W. Metz" (signed)
-----------------------
[Signature]

President & Chief Executive Officer (acting as Chief Financial Officer for the purpose of this certification)

                             PEAKSOFT MULTINET CORP.
                        CONSOLIDATED FINANCIAL STATEMENTS
                                        &
                                     REPORT
                       FOR THE QUARTER ENDED 30 June 2006


                      (Prepared by Management - Unaudited)

June 30, 2006

LETTER TO SHAREHOLDERS

Dear Shareholders

As previously reported, a lack of operating capital made it necessary for the Company to cease all marketing and sales activities in May 2001. The Company expects that no sales or marketing activities will take place until the Company either obtains sufficient operating capital to execute its sales and marketing initiatives or, what is more likely, finalizes a merger/acquisition transaction.

In the previous period, the Company was moved from the TSX-V to the TSX-V - NEX board (symbol: PKS.H). All TSX Venture listed companies that did not meet Tier 2 Tier Maintenance Requirements ("TMR") were transferred to NEX. "A company listed on the NEX may continue to have its securities listed for an indefinite period of time provided that it meets NEX listing requirements."

As previously reported, the Ontario Securities Commission and the British Columbia Securities Commission joined the Alberta Securities Commission in issuing Orders granting the partial revocation of the cease trade orders that the Company had sought in its applications to these bodies in 2003. The Company will shortly be re-applying to these same Securities Commissions for fresh partial revocation orders (based on new grounds) in order to proceed with a business transaction.

On 6 November 2005, the Company entered into a Loan Agreement with, and issued a promissory note to, a Japanese corporation. The loans resulted from the interest on the parts of the Japanese corporation and PeakSoft in having the latter. merge with an affiliate of the Japanese corporation. To enable this to occur, the Japanese corporation has advanced funds to PeakSoft to pay for the continuation of its day- to- day operations until the merger decision is made. Upon the closing of the potential merger, it is anticipated that CDN$ 125,000 of the amount advanced will be applied to the purchase price. It is also anticipated that any amounts in excess of CDN $125,000 will be converted to common shares at CDN $0.26 per share. Interest accrues at a nominal interest rate per annum and the principle amount of the loan is secured by a pledge of shares in PeakSoft that I own. The interest accrued and charged will also be applied to the purchase price of PeakSoft. This series of transactions will, of course, be subject to the approval of the shareholders and of regulatory bodies in due course.

On June 30, 2006 the Company entered into a non-binding Letter of Intent with the said Japanese company for a merger.

         o there shall not be any problems uncovered during the due diligence process that remain unresolved at the completion of this transaction
         o all cease trade orders and other orders issued by any government agency against PeakSoft shall have been revoked or otherwise removed;
         o PeakSoft shall have completed its delisting from the NEX board of the TSX Venture Exchange; o the continuance of PeakSoft from Alberta into the State of Delaware shall have been completed;
         o no PeakSoft shareholders shall have dissented to the continuance from Alberta into Delaware, or to the Proposed Transaction;
         o        PeakSoft shall have no outstanding debts or other liabilities;
                  and
         o PeakSoft shall have received written resignations from all directors and officers, and the employment agreement between Timothy Metz and PeakSoft shall have been terminated without severance or other obligation of PeakSoft to Timothy Metz.

The discussion with a Japanese corporation regarding a potential merger with a designee of theirs, are continuing.

Sincerely yours,

/s/T. W. Metz
------------------------------------
Timothy W. Metz
Chairman and Chief Executive Officer
10 August 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

Three Month Period Ended June 30, 2006 Compared to Period Ended June 30, 2005

The following discussion should be read in conjunction with the financial statements and the notes thereto:

General and administrative expenses increased from CDN $96,430 in 2005 to CDN $112,908 in 2006, an increase of $16,478 or 17.08%.

Selling and marketing expenses remained at CDN $0 for the quarter ended June 30, 2006 as it was in the comparable period in 2005. This was due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN$0 for the quarter ended June 30, 2006. This was due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN $0 for the quarter ended June 30, 2006. No new fixed assets were acquired.

The loss per common share remained unchanged at CDN $0.05 per share for the quarter ended June 30, 2005 to June 30, 2006.

The loss for the third quarter ended June 30, 2006 was CDN $203,626, up from CDN $187,149, an increase of 8.8%.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2006, the Company had a cash balance of CDN $330.

Capital assets remained at CDN $0 for the period ended June 30, 2006 as it was in the comparable period in 2005 due to all capital assets being transferred to Peak.com Inc., which was sold to IncuLab in November 2000.

Net assets decreased to CDN $330 for the period ended June 30, 2006 from CDN $610 for the period ended June 30, 2005.

Accounts payable and accrued liabilities increased from CDN $4,770,596 for the period ended June 30, 2005 to CDN $5,413,128 in the comparable period of 2006. This increased was primarily due to interest accrued but not paid along with accrued salaries.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Nine Month Period Ended June 30, 2006 Compared to the Nine Month Period Ended June 30, 2005:

General and administrative expenses decreased from CDN $339,576 in 2005 to CDN $321,988 in 2006, a decrease of $17,588 or 5.17%.

Selling and marketing expenses remained at CDN $0 for the nine months ended June 30, 2006 as it was in the comparable period in 2005.This was due to management's focus on merger/acquisition activities and the cessation of marketing and sales activities.

Research and development expenses remained at CDN $0 for the nine months ended June 30, 2006 as it was in the comparable period in 2005. This was due to management's focus on merger/acquisition activities and the cessation of research and development activities.

Amortization remained at CDN $0 for the nine months ended June 30, 2006. No new fixed assets were acquired.

The loss per common share remained unchanged at CDN $0.16 per share for the nine months ended June 30, 2005 to June 30, 2006.

The loss for the nine months ended June 30, 2006 was CDN $594,144 down from CDN $611,732 for the nine months ended June 30, 2005, a reduction of 2.8%.

                                NOTICE TO READER

We, the management, have compiled the consolidated balance sheet of PeakSoft Multinet Corp. as at 30 June 2006 and the consolidated statements of operations and deficit and changes in cash flows for the quarter then ended. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information nor attempted to determine whether the statements contain departures from Canadian generally accepted accounting principles. Readers are cautioned that these statements may not be appropriate for their purposes. Our auditor has not reviewed these financial statements.


/s/T. W. Metz
----------------------
Timothy W. Metz
President/CEO/Chairman
Bellingham, WA, U.S.A.
10 August 2006

CONSOLIDATED BALANCE SHEET (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
June 30, 2006 and 2005

--------------------------------------------------------------------------------------------------------
                                                               Quarter         Quarter             Year
                                                               Ending          Ending             Ending
                                                               30-Jun          30-Jun             30 Sep
                                                                2006            2005               2005
                                                                  $               $                  $
--------------------------------------------------------------------------------------------------------
ASSETS

              CURRENT ASSETS:

              Cash                                                 330              610              434
--------------------------------------------------------------------------------------------------------

                                                                   330              610              434

LIABILITIES AND SHAREHOLDERS' EQUITY

              CURRENT LIABILITIES:

              Accounts Payable and Accrued Liabilities       5,413,128        4,770,596        4,819,088
              Notes Payable                                  4,900,744        4,900,744        4,900,744
--------------------------------------------------------------------------------------------------------

                                                            10,313,872        9,671,340        9,719,832
              SHAREHOLDERS' EQUITY:

              Share capital                                  9,019,271        9,019,271        9,019,271

              Accumulated deficit                           19,332,813       18,690,001       18,738,669
--------------------------------------------------------------------------------------------------------

                                                           (10,313,542)      (9,670,730)      (9,719,398)

--------------------------------------------------------------------------------------------------------
                                                                   330              610              434
========================================================================================================


                                                   8

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
Nine Months Ended June 30, 2006 and 2005

-----------------------------------------------------------------------------------------------------------------
                                                Quarter           Quarter         Nine Months       Nine Months
                                                 Ending           Ending             Ending            Ending
                                                June 30,         June 30,           June 30,          June 30,
                                                  2006             2005               2006              2005
                                                   $                 $                 $                 $
-----------------------------------------------------------------------------------------------------------------

SALES                                                    -                -                  -                 -

COST OF GOODS SOLD                                       -                -                  -                 -

-----------------------------------------------------------------------------------------------------------------
                                                         -                -                  -                 -
OPERATING EXPENSES:
              General and administration           112,908           96,430            321,988           339,576

-----------------------------------------------------------------------------------------------------------------
Loss before the undernoted                         112,908           96,430            321,988           339,576

Interest on short-term notes                        90,719           90,719            272,156           272,156
Other Income                                             0                0                  0                 0

-----------------------------------------------------------------------------------------------------------------
LOSS                                               203,626          187,149            594,144           611,732

Accumulated deficit, beginning of period        19,129,187       18,502,852         18,738,669        18,078,269

-----------------------------------------------------------------------------------------------------------------
Accumulated deficit, end of period              19,332,813       18,690,001         19,332,813        18,690,001
-----------------------------------------------------------------------------------------------------------------

Loss per common share                                 0.05             0.05               0.16              0.16

Shares Outstanding                               3,830,974        3,830,974          3,830,974         3,830,974


                                                        9

STATEMENT OF CHANGES IN FINANCIAL POSITION (IN CANADIAN DOLLARS)
(Prepared by Management - Unaudited)
Nine Months Ended June 30, 2006 and 2005

-------------------------------------------------------------------------------------------------
                                                Quarter     Quarter      Nine Months    Nine Months
                                                Ending       Ending         Ending        Ending
                                               June 30,     June 30,       June 30,      June 30,
                                                 2006         2005           2006          2005
                                                   $           $              $              $
-------------------------------------------------------------------------------------------------
Cash provided by (used in):
Operations:
              Net earnings (loss)               203,626       187,149       594,144       611,732

              Change in non-cash operating     (203,601)     (187,122)     (594,040)     (611,603)
                   working capital
-------------------------------------------------------------------------------------------------
                                                     25            27           104           129
-------------------------------------------------------------------------------------------------
Financing:
              Issuance of notes payable               -             -             -             -

-------------------------------------------------------------------------------------------------
                                                      -             -             -             -
-------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
Increase (decrease) in cash position                (25)          (27)         (104)         (129)

Cash, beginning of period                           355           637           434           739

-------------------------------------------------------------------------------------------------
Cash, end of period                                 330           610           330           610
=================================================================================================


                                               10

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

                NINE MONTHS ENDED 30 JUNE 2006 AND 2005


The Company is incorporated under the Laws of Alberta, Canada and its principal business activities are providing Internet software to corporate and individual users, and providing Internet portal facilities.

1. CONTINUING OPERATIONS:

These consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, not withstanding that the Company incurred significant operating losses in the current and prior years. This basis of preparation may be inappropriate because significant doubt exists about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent upon obtaining additional external financing and on the attainment of profitable operations. Management is of the opinion that external financing will remain in place and that additional external financing will be obtained to enable the execution of its plan to concentrate on providing software for vertical markets. For this reason, the financial statements do not reflect adjustments in the carrying values of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.

2. SIGNIFICANT ACCOUNTING POLICIES:

(A) PRINCIPLES OF CONSOLIDATION:
The consolidated financial statements include the accounts of the Company and its wholly owned American subsidiary, PeakSoft Multinet Corp.-USA. All significant inter-company transactions and balances have been eliminated on consolidation.

(B) REVENUE RECOGNITION:
Revenue from product sales is recognized as the products are sold and title to the product is transferred. Revenue from service contracts is recognized when the work is completed.

(C) FOREIGN CURRENCY TRANSLATION:
Foreign currency transactions entered into directly by the Company as well as the financial statements of the integrated foreign operations are translated using the temporal method. Under this method, monetary assets and liabilities are translated at year-end exchange rates. Other balance sheet items are translated at historical exchange rates. Income statement items are translated at average rates of exchange prevailing during the year except for depreciation expense, which is translated at historical rates. Translation gains and losses are included in income except for unrealized gains and losses arising from the translation of long-term monetary assets and liabilities which are deferred and amortized over the remaining lives of related items.

(D) RESEARCH AND DEVELOPMENT:
Research costs are charged to operations as incurred. Development costs are charged to operations as incurred unless they meet the criteria for deferral under generally accepted accounting principles.

(E) USE OF ESTIMATES:
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of net recoverable value of assets, in particular as it relates to acquired research and development, useful lives for amortization, recognition of revenue and the determination of deferred revenue.

(F) FINANCIAL INSTRUMENTS:
The Company has applied retroactively the new accounting standard with respect to the presentation of financial instruments.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

NINE MONTHS ENDED 30 JUNE 2006 AND 2005


[GRAPHIC OMITTED][GRAPHIC OMITTED]
3.  NOTES PAYABLE:

                                                                                2006                2005
                                                                                  $                  $
                                                                                ------------------------
     Notes payable bearing interest at 12% per annum
        with interest paid quarterly and specific repayment terms.              4,900,744      4,900,744
                                                                                ========================

4.  CONTINGENT LIABILITY

     In 2005, the Company was assessed for British Columbia Capital tax of about
     $47,000. The Company has reviewed the arbitrary assessment and believes that the assessment is incorrect. Currently, an objection has been filed and the authorities are reviewing the supporting documentation to dismiss the assessment.

5. SHARE CAPITAL:
                                                                   SHARES           AMOUNT
                                                                     #                $
                                                                 -------------------------
         AUTHORIZED:
         Unlimited voting common shares without par value

         ISSUED:
         Balance, 01 October 1994                                   82,036          94,580
         Issued amount year ended 30 September 1995:
                  Issued to founders                               293,018               -
                  Issued for cash                                  324,287         948,865
                  Issue for services and technology                 19,407          45,700
                  Less share issuance costs                              -        (193,278)
         Issued amount year ended 30 September 1996:
                  Issued for cash                                  143,893         667,500
                  Issued for services and technology               213,026       1,835,537

         Issued amount year ended 30 September 1997:
                  Issued for cash                                  443,158       2,496,498
                  Issued for services and technology
                                                                    11,855          75,969
                  Less share issuance costs
                                                                         -        (191,916)
         Issued amount year ended 30 September 1998:
                  Issued for cash                                  211,497         623,281
         Issued amount year ended 30 September 1999:
                  Issued for cash                                2,052,743       2,981,847
                  Less share issuance costs
                                                                         -        (429,128)
         Issued amount year ended 30 September 2000:
                  Issued for services                               36,054          63,816
                                                                 -------------------------

         Balance, 31 March 2006, 2005, 2004, 2003, 2002, 2001    3,830,974       9,019,271
                                                                 =========================


6. FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The methods and assumptions used to estimate the fair value of each class of financial instruments for which it is practical to estimate a value are as follows:

         (A)      SHORT-TERM FINANCIAL ASSETS AND LIABILITIES:
         The carrying amount of these financial assets and liabilities are a reasonable estimate of the fair values because of the short maturity of these instruments. Short-term financial assets comprise cash and accounts receivable. Short-term financial liabilities comprise accounts payable and accrued liabilities.

         (B)      LONG-TERM FINANCIAL LIABILITIES:
         The carrying value of long-term financial assets and liabilities are a reasonable estimate of the fair values.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

NINE MONTHS ENDED 30 JUNE 2006 AND 2005


7. LOSS PER COMMON SHARE:
         Loss per common share is based on the weighted average number of common shares outstanding during the year.


8. RELATED PARTY TRANSACTIONS:
         The following are related party transactions, not already disclosed elsewhere in the notes to the financial statements for the first nine months ended June 30, 2006 and 2005:

                                                              2006        2005
                                                                $           $
                                                            -------------------
         Salaries to directors and officers:                280,370     323,402
         Interest accrued on notes due to shareholders:     272,156     272,156
                                                            -------------------

                                                            552,526     595,558
                                                            ===================

         These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by related parties.

9.       UNITED STATES GAAP RECONCILIATION:
         The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. These principles differ in the following material respects from those in the United States as summarized below:

         (A) LOSS AND LOSS PER SHARE FOR NINE MONTHS ENDED JUNE 30, 2006 AND
             2005:

                                                           2006         2005
                                                             $            $
                                                        -----------------------
         Loss in accordance with Canadian GAAP            594,144       611,732
                                                        -----------------------
         Loss in accordance with United States GAAP       594,144       611,732
                                                        =======================

         Loss per common share                          $    0.16     $    0.16
                                                        =======================
         Weighted average number of shares used
         for calculation                                3,830,974     3,830,974
                                                        =======================

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

NINE MONTHS ENDED 30 JUNE 2006 AND 2005

         (B)      BALANCE SHEET:
                  The amounts in the consolidated balance sheet that differ from those reported under Canadian GAAP are as follows:

                                       30 JUNE 2006                30 JUNE 2005
                                  CANADIAN     UNITED STATES   CANADIAN     UNITED STATES
                                    GAAP          GAAP           GAAP           GAAP
                                      $             $              $             $
                                 -------------------------------------------------------
         Accumulated deficit     19,332,813     18,622,145     18,690,001     17,980,313
                                 =======================================================

         (C)      STATEMENT OF CASH FLOWS:
                  Cash used in operations and cash provided by financing activities would decrease by 2006 - $ nil and 2005 - $ nil.

         (D)      RESEARCH AND DEVELOPMENT:
                  In accordance with United States GAAP, research and development costs, including the costs of research and development acquired in a business combination is charged to operations as it is incurred.

         (E)      STOCK BASED COMPENSATION:
                  The Company records compensation expense for United States GAAP purposes following the intrinsic value principles of Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees" (APB 25) in accounting for the options issued under the Company's stock option plan. Under APB 25, no compensation expense has been recognized for its stock based compensation plans.

         The Company has elected the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("FAS 123"), "Accounting for Stock-Based Compensation," for United States GAAP purposes. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards under those plans consistent with the measurement provisions of FAS 123, the Company's loss and loss per share under United States GAAP would have been adjusted as follows:

                                                       2006              2005
                                                         $                 $
                                                       ----------------------
         Loss - as reported                            594,144        611,732
         Loss per common share - as reported              0.16           0.16
         Loss per common share - adjusted                 0.16           0.16

         The fair value of each option grant is estimated on the date of the grant using the following assumptions:

                                                           2006            2005
                                                           --------------------
         Expected dividend yield                             0%              0%

         Expected stock price volatility                    n/a.           n/a.

         Risk-free interest rate                            n/a.           n/a.
         Expected life of options                           n/a.           n/a.

PEAKSOFT MULTINET CORPORATION

CONSOLIDATED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(PREPARED BY MANAGEMENT - UNAUDITED)

NINE MONTHS ENDED 30 JUNE 2006 AND 2005

         (F)      TAXATION:
                  For U.S. GAAP purposes, income taxes are accounted for in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"), "Accounting for Income Taxes." FAS 109 requires the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing asset and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets to the extent it is not more likely than not that such deferred tax assets will be realized. Under FAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

10. COMMITMENTS:

         The Company has committed to reimbursing an officer for salaries unpaid. The amount recorded in the account is USD $2,105,865. The committed salary for 2006 is USD $331,122.

11. SUBSEQUENT EVENTS:

         On July 5, 2006, CDN $2,830.62 and USD $1,530.00 were paid by a Japanese company to various PeakSoft creditors for the purpose of paying current outstanding invoices.


12. INCOME TAXES:

         The Company has non-capital losses from foreign and Canadian operation available for offset against future taxable income totaling approximately USD $5,000,000 in the United States and CDN $9,000,000 in Canada.


         The following is subject to regulatory and shareholder approval:

         (a) The Company has resolved to convert certain debts for shares at CDN$0.26 per share. If the shares for debt arrangement were to be in effect at this quarter end, the liabilities and shareholders' equity on the balance sheet would approximately be as follows:

                                                        2006           2005
                                                          $              $
                                                    ----------------------------
                         Liabilities                         --              --

                         Shareholder's Equity
                         Share Capital               18,038,542      18,038,542
                         Accumulated Deficiency     (19,332,813)    (18,690,001)
                                                    ----------------------------

                                                     (1,294,271)       (651,459)
                                                    ============================


         (b) Subsequent to the approval and issuance of the shares pursuant to the shares for debt conversions, the Company will have 26,973,525 shares outstanding.


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

COMPANY INFORMATION:

Corporate Headquarters

PeakSoft Multinet Corp
3930 Meridian Street, Suite C117
Bellingham, WA 98226
USA
Tel: (360) 961-1419


Investor Relations

PeakSoft Multinet Corp.
(360) 961-1419

Stock Listing

PeakSoft Multinet Corp. common stock is listed on the TSX-V - NEX under the symbol PKS.H


Auditor

Gordon K. W. Gee, Chartered Accountant
#601 - 325 Howe Street
Vancouver, BC V6C 1Z7
Tel: (604) 273-7575     Fax: (604) 273-8475

Corporate Counsel

Calvin Patterson
Barristers & Solicitors
Suite 107 - 20644 Eastleigh Crescent
Langley, BC V3A 4C4
Tel: (604)-533-4708   Fax: (604)-533-4758


Transfer Agent

Computershare Trust Company of Canada, Calgary, Alberta


Directors

Timothy W. Metz, Chairman of the Board
Simon Arnison, Director
Jesyka Anne Clarkson, Director


Management

Timothy W. Metz, Chief Executive Officer and President


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